SEC



19005728

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maybank Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 11th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim — 212-688-8886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Thrid Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED RMS

OATH OR AFFIRMATION

I, Jessica Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maybank Kim Eng Securities USA, Inc., as of February 15, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

JOYCE YEE
Notary Public, State of New York
No. 31-4942014
Qualified in New York County
Commission Expires 09/12/2022



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maybank Kim Eng Securities USA, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in shareholder's equity, changes in subordinated loan, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017. Note: Partners of Cohen & Shaeffer P.C. joined EisnerAmper LLP in 2017. Cohen & Shaeffer P.C. had served as the Company's auditor since 2007.



EISNERAMPER LLP
New York, New York
February 15, 2019

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
December 31, 2018
(Expressed in United States Dollars)

Assets

Cash	$	5,811,591
Receivable from clearing brokers		88,376
Receivable from affiliate		6,812
Leasehold improvements and fixed assets, at cost, net of accumulated depreciation and amortization of $74,158		396,668
Prepaid expenses and other receivables		48,714
Security Deposit		1,850
Total assets	$	6,354,011

Liabilities and Shareholder's Equity

Liabilities		
Accrued compensation	$	158,721
Accounts payable and other liabilities		287,000
Subordinated Loan		5,000,000
Total liabilities	$	5,445,721
Commitments and contingency		
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares	$	10
Additional paid-in capital		21,499,990
Accumulated deficit		(20,591,710)
Total shareholder's equity		908,290
Total liabilities and shareholder's equity	$	6,354,011

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Operations
Year Ended December 31, 2018
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions		
(net of foreign withholding tax of $132,368)	$	4,735,052
Research income		1,103,670
Research income - affiliate		291,985
Other income		56,490
Interest income		305
Total revenue	$	6,187,501
Expenses		
Commissions and execution fees	$	2,445,841
Compensation and employee benefits		4,163,443
Communication/information services		531,062
Occupancy		468,699
Marketing, travel and entertainment		348,327
Professional fees		270,985
Research and operational fees - affiliates		300,493
Interest expense		11,014
Other		102,967
Total expenses	$	8,642,831
Net loss	$	(2,455,330)

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Subordinated Loan
Year Ended December 31, 2018
(Expressed in United States Dollars)

Balance, beginning of year	$	-
Increases	$	5,000,000
Balance, end of year	$	5,000,000

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at January 1, 2018	$ 10	$ 21,499,990	$ (18,136,380)	$ 3,363,620
Net loss			(2,455,330)	(2,455,330)
Shareholder's equity - at December 31, 2018	$ 10	$ 21,499,990	$ (20,591,710)	$ 908,290

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Cash Flows
Year Ended December 31, 2018
(Expressed in United States Dollars)

Cash flows from operating activities		
Net loss	$	(2,455,330)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		44,756
Loss on disposal of assets		35,014
Decrease (increase) in operating assets		
Receivable from clearing brokers		(10,618)
Receivable from affiliate		92,236
Prepaid expenses and other receivables		(839)
Security deposit		90,613
Increase (decrease) in operating liabilities		
Accrued compensation		(208,011)
Accounts payable and other liabilities		194,953
Net cash used in operating activities		(2,217,226)
Cash flows from investing activities		
Purchase of leasehold improvements and fixed assets		(408,594)
Cash flows from financing activities		
Proceeds from issuance of subordinated loan		5,000,000
Net change in cash		2,374,180
Cash at beginning of year		3,437,411
Cash at end of year	$	5,811,591
Supplemental Disclosure:		
Interest paid during the year	$	11,014

The accompanying notes are an integral part of these financial statements.

(Expressed in United States Dollars)

Note 1 - General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"). The ultimate owner of the Company is Malayan Banking Berhad, a Malaysia registered corporation publicly traded on the Kuala Lumpur Stock Exchange – Bursa Saham Kuala Lumpur. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 for foreign affiliated and non-affiliated broker-dealers. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6").

The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India, Australia and New Zealand through foreign affiliated and non-affiliated broker dealers who are licensed to buy and sell such securities to U.S. institutional customers on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian economy and financial markets.

The Parent has agreed to provide funding to support the Company if necessary. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements were approved by management and be available for issuance on February 15, 2019.

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASC Topic 606 does not have impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which supersedes existing guidance on accounting for leases in ASC 840, Leases, and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company will adopt this ASU in 2019. The Company is in the process of assessing the impact to the financial statement.

The significant accounting policies followed in the preparation of the financial statements:

1. Revenue Recognition

The Company acts as a chaperoning broker-dealer to introduce its customers to foreign broker-dealers to buys and sells foreign securities on behalf of its customers. The Company also acts as an introducing broker-dealer for certain customers to buy and sell US securities. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the foreign or US broker-dealers fill the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company makes financial research reports available to its customers at no cost throughout the year. The customers decide when and how much to pay for this complimentary service. The Company believes the date a customer informs the Company to bill for the service is the appropriate point to recognize revenue, because that is when their performance obligation is satisfied and the pricing is agreed upon and the benefit of information contained within the reports is available for the customers.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Leasehold improvements and fixed assets

Leasehold improvements and fixed assets are stated at cost less accumulated depreciation and amortization. Additions, renovations, and leasehold improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

(Expressed in United States Dollars)

4. <u>Income taxes</u>

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes the rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

5. <u>Fair Value Measurements</u>

At December 31, 2018, the carrying value of the Company's receivable from affiliate and clearing brokers (level 2) approximate their fair values due to the nature of their short term maturities. The estimated fair value of the subordinated loan (level 2) approximates the carrying value based on current rates available to the Company for debt with substantially the same term and maturity.

<u>Note 3 - Related Party Transactions</u>

The Company acts as a chaperoning broker dealer for a number of affiliated foreign broker-dealers (8 foreign non-US registered entities: Indonesia, India, Hong Kong, Malaysia, Philippines, Singapore, Thailand, Vietnam) in certain transactions with institutional clients pursuant to SEC Rule 15(a)-6 and earns commission income. For the year ended December 31, 2018, included in brokerage commissions of $4,735,052 were $2,935,564 of brokerage commissions earned from customer transactions executed and settled by affiliated foreign brokers. In addition, included in commissions and execution fees of $2,445,841 were $1,099,439 of commissions and execution fees to affiliated foreign brokers for execution and settlement services. Commission income net of commission and execution fees are collected by Maybank Kim Eng Securities Pte Ltd. ("MKES") and remitted monthly to the Company. As of December 31, 2018, receivable from affiliate of $6,812 represented the net amount due from MKES.

(Expressed in United States Dollars)

MKES also receives commissions generated from trades in Taiwan, Korea, Bangladesh, Pakistan, and Sri Lanka executed and settled by the non-affiliated foreign brokers and remits it to the Company. For the year ended December 31, 2018, included in brokerage commissions of $4,735,052 was commission revenue from the non-affiliated foreign brokers of $1,734,506 and included in commissions and execution fees of $2,445,841 were commission expenses of $ 1,229,941 paid to the non-affiliated foreign brokers. Included in receivable from clearing brokers was approximately $80,000 due from these foreign brokers through MKES.

In 2018, the research fee of $276,840 was paid to Maybank Kim Eng Research Pte Ltd, an affiliated company. And $291,985 was received from the same company for research services provided by the Company. In addition, the operational fee of $23,652 was paid to MKES.

In 2018, the other income of $56,490 was received from Maybank Investment Bank Berhad, an affiliated company for placement commission.

In 2018, the Company obtained a subordinated loan agreement with Maybank Kim Eng Holdings Limited. The Company also entered an expense sharing agreement with an affiliate in New York to share office space and furniture lease. In connection with the expense sharing agreement, the Company agreed to pay to the affiliate the leasehold improvements incurred by the affiliate in the amount of $397,491. (Note 7 and 10)

The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

Note 4 – Receivable from Clearing Brokers

At December 31, 2018, receivable from the non affiliated clearing brokers was $88,376 for commission earned, net off commission expenses but not yet received from those clearing brokers.

Note 5 - Employee Benefit Plan

The Company sponsors 401K savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% to the first 4% and 50% to the next 4% of employee's contributions. The Company's contribution was $160,165 for the year ended December 31, 2018

Note 6 - Income Taxes

At December 31, 2018, the Company has a book to tax temporary difference consisting of primarily a net operating loss carryforwards ("NOL") of approximately $20,913,925 for income tax purpose, which gives rise to the deferred tax assets of approximately $5,243,051. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2018. The Company's current and deferred federal, state and local income tax expenses was zero and differs from the expected statutory rate primarily due to the full valuation allowance established on the deferred tax assets for the year ended December 31, 2018.

(Expressed in United States Dollars)

Note 7 – Leasehold improvements and fixed assets

Details of leasehold improvements and fixed assets are as follows:

		2018	Useful Life
Leasehold improvements (Note 10)	$	397,491	Term of lease
Office equipment		8,590	5 years
Furniture and fittings		14,800	7 years
Computer equipment		49,945	5 years
		470,826	
Less: accumulated depreciation and amortization		(74,158)	
	$	396,668	

The depreciation and amortization expenses for the year ended December 31, 2018 amounted to $44,756.

Note 8 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2018, the Company had net capital of $5,524,591 which exceeds minimum requirement by $5,274,591. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

(Expressed in United States Dollars)

Note 10 – Commitments and contingencies

a. Office Lease

The Company entered into an expense sharing agreement with a related company effective May 1, 2018 and has a commitment to share rent expense for a period of 10 years and furniture lease expense for a period of 5 years. For the year ended December 31, 2018 the rental expense in its new location was $151,352 and the office furniture lease expense was $29,726.

The total rent expense inclusive of other occupancy charges paid in New York and California for the year ended December 31, 2018 is $251,424.

The future aggregate minimum rental commitments under the aforementioned expense sharing agreement are as follows:

Year Ending December 31:		Operating Leases
2019	$	199,968
2020		199,968
2021		199,968
2022		199,968
2023		203,298
Thereafter		799,830
	$	1,803,000

The Company has an agreement to lease office space in San Francisco, California for a monthly payment of $2,563 expiring on March 31, 2019.

b. Subordinated Loan

The Company obtained a subordinated loan agreement with its Parent during the year ended December 31, 2018 for a principal amount of $5,000,000 at an interest rate of 6.1% per annum which was in accordance with an agreement approved by FINRA. The loan is for a period of three years due December 27, 2021. Interest expense related to this loan amounted to $11,014 for the year ended December 31, 2018.

Subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan will need to be repaid or converted into capital within 3 years.

c. Contingency

In the normal course of business, the Company has been named as a defendant in a FINRA arbitration claim by its employees, the outcome of which cannot be determined at this time. It is the opinion of management that the arbitration will not have a material adverse effect on the Company's financial position.

Note 11 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k (2)(ii) of that Rule.

Note 12 – Subsequent events

The Company evaluated subsequent events from January 1, 2019 to February 15, 2019, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018
(Expressed in United States Dollars)

Supplementary Information

Total Shareholder's Equity Per Statement of Financial Condition	$	908,290
Additions:		
Subordinated Loan allowable		5,000,000
Discretionary Bonus		158,721
Total		6,067,011
Deductions:		
Non allowable Assets:		
Receivable from clearing brokers		88,376
Receivable from affiliate		6,812
Leasehold improvements and fixed assets		396,668
Prepaid expenses and other receivables		48,714
Security deposit		1,850
Total non allowable		542,420
Net capital before haircuts on securities positions		5,524,591
Haircuts		-
Net capital		5,524,591
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $445,721 or $250,000		250,000
Excess net capital	$	5,274,591
Aggregate Indebtedness:		
Accrued compensation		158,721
Accounts payable and other liabilities		287,000
Total Aggregate Indebtedness	$	445,721
Percentage of aggregate indebtedness of net capital		8%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of December 31, 2018

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Maybank Kim Eng Securities USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



EISNERAMPER LLP
New York, New York
February 15, 2019

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Exemption from Rule 15c3-3
Year Ended December 31, 2018

Maybank Kim Eng Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an Exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Maybank Kim Eng Securities USA, Inc.



I, ______________________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: Jessica Kim

Title: Chief Financial Officer

Date: February 15, 2019

See Accompanying Report of Independent Registered Public Accounting Firm

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Maybank Kim Eng Securities USA, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as bank wire instructions, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as general ledger and expense listing worksheets, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



EISNERAMPER LLP
New York, New York
February 15, 2019

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Schedule of Securities Investor Protection Corporation
Assessments and Payments
Year Ended December 31, 2018

Total revenue before foreign withholding tax of $132,368	$	6,319,869
Deductions:		
Commissions paid to other SIPC members in connection with securities transactions	$	93,813
SIPC Net Operating Revenues Per General Assessment	$	6,226,056
General Assessments at 0.0015	$	9,339
Payment Remitted Form SIPC-6	$	(4,728)
Amount Due with Form SIPC-7	$	4,611

See Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Financial Statements and Supplemental Information
December 31, 2018
(Expressed in United States Dollars)

Table of Contents

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)
(S.E.C. I.D. No. 8-43264)

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

December 31, 2018